Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 30, 2018 with respect to the financial statements and financial highlights of Vivaldi Opportunities Fund for the period from October 2, 2017 (commencement of operations) through March 31, 2018, and our report dated December 7, 2018 with respect to the Senior Securities table as of March 31, 2018, which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned reports in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Senior Securities”, “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois

December 7, 2018